No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2013

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

BEIJING, China, November 5, 2013 - Honda Motor (China) Investment Co., Ltd., a wholly-owned Honda subsidiary in China, announced the establishment of a new wholly-owned subsidiary, Honda Motor China Technology Co., Ltd., with the goal of further strengthening Honda’s automobile R&D, parts procurement and production functions in China.

Exhibit 2:

On November 12, 2013, Honda Motor Co., Ltd. filed its consolidated financial statements for the fiscal second quarter and the first half ended September 30, 2013 with Financial Services Agency in Japan.

Exhibit 3:

SÃO PAULO, Brazil, November 26, 2013 - Honda Automoveis do Brasil Ltda., the Honda automobile production and sales subsidiary in Brazil, held a ceremony to mark the start of construction of its new automobile production plant in the city of Itirapina in the state of Sao Paulo (approximately 200km northwest of the city of Sao Paulo). The ceremony was attended by approximately 300 guests, including the Governor of Sao Paulo State, government and community officials, suppliers to Honda, as well as Takanobu Ito, President & CEO of Honda Motor Co., Ltd.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Kohei Takeuchi
Kohei Takeuchi
Operating Officer and Director
Chief Financial Officer
Honda Motor Co., Ltd.

Date: December 6, 2013

Honda Strengthens Automobile R&D, Procurement and Production Functions in China - Establishment of New Subsidiary, Honda Motor China Technology Co., Ltd. -

BEIJING, China, November 5, 2013 - Honda Motor (China) Investment Co., Ltd. (HMCI), a wholly-owned Honda subsidiary in China, announced the establishment of a new wholly-owned subsidiary, Honda Motor China Technology Co., Ltd., with the goal of further strengthening Honda’s automobile R&D, parts procurement and production functions in China. The existing functions of the Guangzhou Branch of HMCI will be transferred to the new company and further localized to expand Honda’s automobile business in China. The new company is scheduled to become operational in January 2014 and already has a plan to build a new company facility in the city of Guangzhou and move into the new building in January 2016.

For details, please refer to the website of Honda Motor Co., Ltd

http://world.honda.com/news/2013/c131105Honda-Motor-China-Technology/index.html

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

September 30, 2013

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2013 and September 30, 2013

	Yen (millions)
Assets	March 31, 2013	September 30, 2013
	unaudited	unaudited
Current assets:
Cash and cash equivalents	¥1,206,128	¥1,132,283
Trade accounts and notes receivable, net of allowance for doubtful accounts of ¥7,885 million at March 31, 2013 and ¥6,957 million at September 30, 2013 (note 3)	1,005,981	941,229
Finance subsidiaries-receivables, net (notes 2 and 3)	1,243,002	1,393,245
Inventories (note 4)	1,215,421	1,216,975
Deferred income taxes	234,075	230,522
Other current assets (notes 3, 5 and 9)	418,446	409,929

Total current assets	5,323,053	5,324,183

Finance subsidiaries-receivables, net (notes 2 and 3)	2,788,135	3,147,146

Investments and advances:
Investments in and advances to affiliates (note 3)	459,110	568,181
Other, including marketable equity securities (notes 3 and 5)	209,680	262,669

Total investments and advances	668,790	830,850

Property on operating leases:
Vehicles	2,243,424	2,461,216
Less accumulated depreciation	400,292	425,431

Net property on operating leases	1,843,132	2,035,785

Property, plant and equipment, at cost:
Land	515,661	508,733
Buildings	1,686,638	1,767,957
Machinery and equipment	3,832,090	4,110,591
Construction in progress	288,073	302,516

	6,322,462	6,689,797
Less accumulated depreciation and amortization	3,922,932	4,129,063

Net property, plant and equipment	2,399,530	2,560,734

Other assets, net of allowance for doubtful accounts of ¥22,754 million at March 31, 2013 and ¥22,327 million at September 30, 2013 (notes 3 and 9)	612,717	609,496

Total assets	¥13,635,357	¥14,508,194

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2013 and September 30, 2013

	Yen (millions)
Liabilities and Equity	March 31, 2013	September 30, 2013
	unaudited	unaudited
Current liabilities:
Short-term debt	¥1,238,297	¥1,456,324
Current portion of long-term debt	945,046	915,504
Trade payables:
Notes	31,354	24,790
Accounts	956,660	934,347
Accrued expenses (note 10)	593,570	556,681
Income taxes payable	48,454	36,778
Other current liabilities (note 9)	275,623	291,470

Total current liabilities	4,089,004	4,215,894

Long-term debt, excluding current portion	2,710,845	3,020,453
Other liabilities (notes 6 and 10)	1,630,085	1,618,611

Total liabilities	8,429,934	8,854,958

Equity:
Honda Motor Co., Ltd. shareholders’ equity:
Common stock, authorized 7,086,000,000 shares at March 31, 2013 and at September 30, 2013; issued 1,811,428,430 shares at March 31, 2013 and at September 30, 2013	86,067	86,067
Capital surplus	171,117	171,117
Legal reserves	47,583	48,998
Retained earnings (notes 1(c) and 11(a))	6,001,649	6,172,811
Accumulated other comprehensive income (loss), net (notes 5, 6, 7 and 9)	(1,236,792)	(976,052)
Treasury stock, at cost 9,131,140 shares at March 31, 2013 and 9,133,532 shares at September 30, 2013	(26,124)	(26,134)

Total Honda Motor Co., Ltd. shareholders’ equity	5,043,500	5,476,807

Noncontrolling interests (note 1(c))	161,923	176,429

Total equity	5,205,423	5,653,236

Commitments and contingent liabilities (note 10)
Total liabilities and equity	¥13,635,357	¥14,508,194

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

For the six months ended September 30, 2012 and 2013

	Yen (millions)
	September 30, 2012	September 30, 2013
	unaudited	unaudited
Net sales and other operating revenue	¥4,707,195	¥5,724,316

Operating costs and expenses:
Cost of sales	3,494,049	4,275,221
Selling, general and administrative	670,155	799,924
Research and development	266,111	292,757

	4,430,315	5,367,902

Operating income	276,880	356,414

Other income (expenses):
Interest income	14,360	11,920
Interest expense	(6,131)	(5,812)
Other, net (notes 5 and 9)	15,931	(24,900)

	24,160	(18,792)

Income before income taxes and equity in income of affiliates	301,040	337,622

Income tax expense (note 1(e)):
Current	73,786	103,008
Deferred	48,860	37,261

	122,646	140,269

Income before equity in income of affiliates	178,394	197,353

Equity in income of affiliates (note 1(f))	48,229	63,453

Net income	226,623	260,806

Less: Net income attributable to noncontrolling interests	12,667	17,939

Net income attributable to Honda Motor Co., Ltd.	¥213,956	¥242,867

	Yen
	September 30, 2012	September 30, 2013
Basic net income attributable to Honda Motor Co., Ltd. per common share (note 13):	¥118.71	¥134.75

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the six months ended September 30, 2012 and 2013

	Yen (millions)
	September 30, 2012	September 30, 2013
	unaudited	unaudited
Net income	¥226,623	¥260,806

Other comprehensive income (loss), net of tax:
Adjustments from foreign currency translation	(152,299)	165,750
Unrealized gains (losses) on available-for-sale securities, net	(12,228)	18,450
Unrealized gains (losses) on derivative instruments, net	349	346
Pension and other postretirement benefits adjustments (note 6)	4,266	81,394

Other comprehensive income (loss), net of tax (note 7)	(159,912)	265,940

Comprehensive income (loss)	66,711	526,746
Less: Comprehensive income attributable to noncontrolling interests	10,824	23,139

Comprehensive income (loss) attributable to Honda Motor Co., Ltd.	¥55,887	¥503,607

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

For the three months ended September 30, 2012 and 2013

	Yen (millions)
	September 30, 2012	September 30, 2013
	unaudited	unaudited
Net sales and other operating revenue	¥2,271,286	¥2,890,221

Operating costs and expenses:
Cost of sales	1,702,835	2,150,812
Selling, general and administrative	327,472	416,863
Research and development	140,112	151,095

	2,170,419	2,718,770

Operating income	100,867	171,451

Other income (expenses):
Interest income	6,661	5,928
Interest expense	(3,115)	(2,838)
Other, net (notes 5 and 9)	1,847	(8,954)

	5,393	(5,864)

Income before income taxes and equity in income of affiliates	106,260	165,587

Income tax expense (note 1(e)):
Current	37,915	59,142
Deferred	6,898	10,288

	44,813	69,430

Income before equity in income of affiliates	61,447	96,157

Equity in income of affiliates (note 1(f))	27,497	31,686

Net income	88,944	127,843

Less: Net income attributable to noncontrolling interests	6,711	7,475

Net income attributable to Honda Motor Co., Ltd.	¥82,233	¥120,368

	Yen
	September 30, 2012	September 30, 2013
Basic net income attributable to Honda Motor Co., Ltd. per common share (note 13):	¥45.63	¥66.79

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the three months ended September 30, 2012 and 2013

	Yen (millions)
	September 30, 2012	September 30, 2013
	unaudited	unaudited
Net income	¥88,944	¥127,843

Other comprehensive income (loss), net of tax:
Adjustments from foreign currency translation	(101,851)	(23,796)
Unrealized gains (losses) on available-for-sale securities, net	(2,420)	9,756
Unrealized gains (losses) on derivative instruments, net	210	(241)
Pension and other postretirement benefits adjustments (note 6)	1,903	78,709

Other comprehensive income (loss), net of tax (note 7)	(102,158)	64,428

Comprehensive income (loss)	(13,214)	192,271
Less: Comprehensive income attributable to noncontrolling interests	4,911	4,164

Comprehensive income (loss) attributable to Honda Motor Co., Ltd.	¥(18,125)	¥188,107

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the six months ended September 30, 2012 and 2013

	Yen (millions)
	September 30, 2012	September 30, 2013
	unaudited	unaudited
Cash flows from operating activities:
Net income	¥226,623	¥260,806
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases (note 1(g))	155,614	216,736
Depreciation of property on operating leases	118,213	164,334
Deferred income taxes	48,860	37,261
Equity in income of affiliates	(48,229)	(63,453)
Dividends from affiliates	31,365	8,060
Provision for credit and lease residual losses on finance subsidiaries-receivables	2,664	10,341
Impairment loss on property on operating leases	2,208	1,322
Loss (gain) on derivative instruments, net	(24,656)	(39,142)
Decrease (increase) in assets:
Trade accounts and notes receivable	(8,278)	99,663
Inventories	(91,728)	39,676
Other current assets	53,338	22,522
Other assets	(18,574)	(7,883)
Increase (decrease) in liabilities:
Trade accounts and notes payable	(120,313)	(1,393)
Accrued expenses	24,494	(16,923)
Income taxes payable	5,407	(15,829)
Other current liabilities	(387)	27,696
Other liabilities	1,290	(6,138)
Other, net	(34,640)	(66,154)

Net cash provided by operating activities	323,271	671,502

Cash flows from investing activities:
Increase in investments and advances	(10,928)	(23,411)
Decrease in investments and advances	9,572	25,214
Payments for purchases of available-for-sale securities	—	(27,590)
Proceeds from sales of available-for-sale securities	—	4,085
Payments for purchases of held-to-maturity securities	(1,118)	(58)
Proceeds from redemptions of held-to-maturity securities	6,435	1,753
Capital expenditures	(282,332)	(355,990)
Proceeds from sales of property, plant and equipment	19,932	14,588
Proceeds from insurance recoveries for damaged property, plant and equipment	2,917	6,800
Acquisitions of finance subsidiaries-receivables	(992,380)	(1,582,865)
Collections of finance subsidiaries-receivables	908,938	1,219,326
Purchases of operating lease assets	(416,447)	(582,206)
Proceeds from sales of operating lease assets	204,356	310,900

Net cash used in investing activities	(551,055)	(989,454)

Cash flows from financing activities:
Proceeds from short-term debt	3,374,385	4,307,274
Repayments of short-term debt	(3,355,219)	(4,133,849)
Proceeds from long-term debt	592,080	821,199
Repayments of long-term debt	(520,564)	(688,583)
Dividends paid (note 11(a))	(61,278)	(70,289)
Dividends paid to noncontrolling interests	(5,060)	(8,467)
Sales (purchases) of treasury stock, net	(2)	(10)
Other, net (note 1(g))	(15,078)	(17,581)

Net cash provided by financing activities	9,264	209,694

Effect of exchange rate changes on cash and cash equivalents	(47,284)	34,413

Net change in cash and cash equivalents	(265,804)	(73,845)
Cash and cash equivalents at beginning of period	1,247,113	1,206,128

Cash and cash equivalents at end of period	¥981,309	¥1,132,283

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) General and Summary of Significant Accounting Policies

(a)	Financial Statements

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). In the opinion of management, all adjustments which are necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the year. For further information, refer to the March 31, 2013 consolidated financial statements and notes thereto included in Honda Motor Co., Ltd. and Subsidiaries Annual Report for the year ended March 31, 2013.

(b)	Basis of Presenting Consolidated Financial Statements

The Company and its Japanese subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries generally maintain their books of account in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with U.S. GAAP.

(c)	Changing in Fiscal Year-end of a Subsidiary

Effective April 1, 2013, a subsidiary of the Company changed its fiscal year-end from December 31 to March 31. As a result, the Company eliminated the previously existing three month differences between the reporting periods of the Company and the subsidiary in the consolidated financial statements. The elimination of the lag period represents a change in accounting principle and has been reported by retrospective application. The impacts on the retained earnings and noncontrolling interests as of April 1, 2012 are ¥6,023 million and ¥1,658 million, respectively. Honda believes the effect of the retrospective application is not material to the Company’s consolidated financial statements as of and for the six months and the three months ended September 30, 2012, and therefore the Company’s consolidated financial statements have not been retrospectively adjusted, except for the adjustment to retained earnings and noncontrolling interests as of April 1, 2012.

(d)	Adoption of New Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. This amendment requires reporting entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component, and to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income.

Honda adopted ASU 2013-02, effective April 1, 2013, and discloses in accompanying note 7 to consolidated financial statements. This adoption has no impact on the Honda’s financial position or results of operations.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(e)	Accounting Policies Specifically Applied for Quarterly Consolidated Financial Statements

Income taxes

Honda computes interim income tax expense (benefit) by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes and equity in income of affiliates for the six months ended September 30, 2013. If a reliable estimate cannot be made, Honda utilizes the actual year-to-date effective tax rate.

(f)	Impairment Loss on Investments in Affiliates

For the six months ended September 30, 2012, Honda recognized impairment loss of ¥6,525 million, net of tax, on certain investments in affiliates which have quoted market values because of other-than-temporary decline in fair value below their carrying values. The fair values of the investments were based on quoted market price. The impairment loss is included in equity in income of affiliates in the accompanying consolidated statement of income. For the three months ended September 30, 2012 and for the six months and the three months ended September 30, 2013, Honda did not recognize any significant impairment losses.

(g)	Immaterial Corrections of the Prior Year’s Consolidated Statements of Cash Flows

Adjustments have been made to correct previous immaterial understatements in both depreciation excluding property on operating leases, which is included in cash flows from operating activities, and payments of other debt, which is included in other, net in cash flows from financing activities, in the consolidated statements of cash flows for the six months ended September 30, 2012. These adjustments increased previously reported net cash provided by operating activities and decreased previously reported net cash provided by financing activities by ¥13,464 million for the six months ended September 30, 2012.

(2) Allowances for Finance Subsidiaries-receivables

	Yen (millions)
	March 31, 2013	September 30, 2013
Finance subsidiaries-receivables
Allowance for credit losses	¥17,828	¥19,975
Allowance for losses on lease residual values	3,354	2,803

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3) Credit Quality of Finance Receivables and Allowance for Credit Losses

The finance subsidiaries of the Company provide retail lending and leasing to customers and wholesale financing to dealers primarily to support sales of our products. Honda classifies retail and direct financing lease receivables (consumer finance receivables) derived from those services as finance subsidiaries-receivables. Operating leases are classified as property on operating leases. Certain finance receivables related to sales of inventory are included in trade accounts and notes receivable and other assets in the consolidated balance sheets.

Finance subsidiaries-receivables, net, consisted of the following at March 31, 2013 and September 30, 2013:

	Yen (millions)
	March 31, 2013	September 30, 2013
Retail	¥3,865,430	¥4,361,000
Direct financing lease	448,672	468,450
Wholesale flooring	389,562	336,169
Commercial loans	42,433	49,747

Total finance receivables	4,746,097	5,215,366
Less:
Allowance for credit losses	19,716	21,924
Allowance for losses on lease residual values	3,354	2,803
Unearned interest income and fees	18,697	19,668

	4,704,330	5,170,971
Less:
Finance receivables included in trade accounts and notes receivables, net	461,450	409,418
Finance receivables included in other assets, net	211,743	221,162

Finance subsidiaries-receivables, net	4,031,137	4,540,391
Less current portion	1,243,002	1,393,245

Noncurrent finance subsidiaries-receivables, net	¥2,788,135	¥3,147,146

Allowance for credit losses

The majority of the credit risk is with consumer financing and to a lesser extent with dealer financing. Credit risk is affected by general economic conditions. The allowance for credit losses is management’s estimate of probable losses incurred on finance receivables.

Consumer finance receivables consist of a large number of smaller-balance homogenous loans and leases and are collectively evaluated for impairment. The finance subsidiaries of the Company utilize various methodologies when estimating the allowance for credit losses including models that incorporate vintage loss and delinquency migration analysis. The models take into consideration attributes of the portfolio including loan-to-value ratios, internal and external credit scores, and collateral types. Economic factors such as used vehicle prices, unemployment rates, and consumer debt service burdens are also incorporated when estimating losses.

Wholesale receivables are considered to be impaired when it is probable that the finance subsidiaries of the Company will be unable to collect all amounts due according to the original terms of the contract. Wholesale receivables are evaluated for impairment on an individual dealer basis. Ongoing evaluations of dealerships are performed to determine whether there is evidence of impairment. Factors can include payment performance, overall dealership financial performance, or known difficulties experienced by the dealership.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Honda regularly reviews the adequacy of the allowance for credit losses. The estimates are based on information available as of each reporting date. However, actual losses may differ from the original estimates as a result of actual results varying from those assumed in our estimates with inherently uncertain items.

The following tables present the changes in the allowance for credit losses on finance receivables for the six months ended September 30, 2012 and 2013.

For the six months ended September 30, 2012

	Yen (millions)
	Retail	Direct financing lease	Wholesale	Total
Balance at beginning of period	¥20,497	¥1,151	¥1,401	¥23,049
Provision	1,656	259	186	2,101
Charge-offs	(9,570)	(285)	(315)	(10,170)
Recoveries	3,911	48	14	3,973
Adjustments from foreign currency translation	(1,114)	(26)	(64)	(1,204)

Balance at end of period	¥15,380	¥1,147	¥1,222	¥17,749

For the six months ended September 30, 2013

	Yen (millions)
	Retail	Direct financing lease	Wholesale	Total
Balance at beginning of period	¥17,643	¥789	¥1,284	¥19,716
Provision	9,048	232	202	9,482
Charge-offs	(12,231)	(302)	(78)	(12,611)
Recoveries	4,470	51	10	4,531
Adjustments from foreign currency translation	678	18	110	806

Balance at end of period	¥19,608	¥788	¥1,528	¥21,924

In the finance subsidiaries of the Company in North America, retail and direct financing lease receivables are charged off when they become 120 days past due or earlier if they have been specifically identified as uncollectible. Wholesale receivables are charged off when they have been individually identified as uncollectible. In the finance subsidiaries of the Company in other areas except for North America, finance receivables are charged off when they have been identified as substantially uncollectible according to the internal standards of each subsidiary.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Delinquencies

In the finance subsidiaries of the Company in North America, retail and direct financing lease receivables are considered delinquent if more than 10% of a monthly scheduled payment is contractually past due on a cumulative basis. Wholesale receivables are considered delinquent when any principal payments are past due. In the finance subsidiaries of the Company in other areas except for North America, finance receivables are considered delinquent when any principal payments are past due.

The following tables present the age analyses of past due finance receivables at March 31, 2013 and September 30, 2013.

As of March 31, 2013

	Yen (millions)
	30-59 days past due	60-89 days past due	90 days and greater past due	Total past due	Current *	Total finance receivables
Retail
New auto	¥12,947	¥1,805	¥2,607	¥17,359	¥3,247,241	¥3,264,600
Used & certified auto	5,064	643	276	5,983	434,183	440,166
Others	1,213	419	1,353	2,985	157,679	160,664

Total retail	19,224	2,867	4,236	26,327	3,839,103	3,865,430
Direct financing lease	966	161	1,644	2,771	445,901	448,672
Wholesale
Wholesale flooring	205	67	311	583	388,979	389,562
Commercial loans	—	—	—	—	42,433	42,433

Total wholesale	205	67	311	583	431,412	431,995

Total finance receivables	¥20,395	¥3,095	¥6,191	¥29,681	¥4,716,416	¥4,746,097

As of September 30, 2013

	Yen (millions)
	30-59 days past due	60-89 days past due	90 days and greater past due	Total past due	Current *	Total finance receivables
Retail
New auto	¥17,911	¥3,046	¥2,915	¥23,872	¥3,730,417	¥3,754,289
Used & certified auto	7,053	1,291	450	8,794	421,609	430,403
Others	1,518	690	1,644	3,852	172,456	176,308

Total retail	26,482	5,027	5,009	36,518	4,324,482	4,361,000
Direct financing lease	800	188	402	1,390	467,060	468,450
Wholesale
Wholesale flooring	101	24	408	533	335,636	336,169
Commercial loans	—	2	11	13	49,734	49,747

Total wholesale	101	26	419	546	385,370	385,916

Total finance receivables	¥27,383	¥5,241	¥5,830	¥38,454	¥5,176,912	¥5,215,366

* Includes recorded investment of finance receivables that are less than 30 days past due.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Credit quality indicators

The collection experience of consumer finance receivables provides an indication of the credit quality of consumer finance receivables. The likelihood of accounts charging off becomes significantly higher once an account becomes 60 days delinquent. The table below segments the Company’s portfolio of consumer finance receivables between groups the Company considers to be performing and nonperforming. Accounts that are delinquent for 60 days or greater are included in the nonperforming group and all other accounts are considered to be performing.

The following tables present the balances of consumer finance receivables by this credit quality indicator at March 31, 2013 and September 30, 2013.

As of March 31, 2013

	Yen (millions)
	Performing	Nonperforming	Total consumer finance receivables
Retail
New auto	¥3,260,188	¥4,412	¥3,264,600
Used & certified auto	439,247	919	440,166
Others	158,892	1,772	160,664

Total retail	3,858,327	7,103	3,865,430
Direct financing lease	446,867	1,805	448,672

Total	¥4,305,194	¥8,908	¥4,314,102

As of September 30, 2013

	Yen (millions)
	Performing	Nonperforming	Total consumer finance receivables
Retail
New auto	¥3,748,328	¥5,961	¥3,754,289
Used & certified auto	428,662	1,741	430,403
Others	173,974	2,334	176,308

Total retail	4,350,964	10,036	4,361,000
Direct financing lease	467,860	590	468,450

Total	¥4,818,824	¥10,626	¥4,829,450

A credit quality indicator for wholesale receivables is the internal risk ratings for the dealerships. Dealerships are assigned an internal risk rating based primarily on their financial condition. At a minimum, risk ratings for dealerships are updated annually and more frequently for dealerships with weaker risk ratings. The table below presents outstanding wholesale receivables balances by the internal risk rating group. Group A includes the loans of dealerships with the highest credit quality characteristics in the strongest risk rating tier. Group B includes the loans of all remaining dealers and are considered to have weaker credit quality characteristics. Although the likelihood of losses can be higher for dealerships in Group B, the overall risk of losses is not considered to be significant.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following tables present the balances of wholesale receivables by this credit quality indicator at March 31, 2013 and September 30, 2013.

As of March 31, 2013

	Yen (millions)
	Group A	Group B	Total
Wholesale
Wholesale flooring	¥236,203	¥153,359	¥389,562
Commercial loans	24,198	18,235	42,433

Total	¥260,401	¥171,594	¥431,995

As of September 30, 2013

	Yen (millions)
	Group A	Group B	Total
Wholesale
Wholesale flooring	¥198,557	¥137,612	¥336,169
Commercial loans	28,833	20,914	49,747

Total	¥227,390	¥158,526	¥385,916

Other finance receivables

Except for the finance subsidiaries-receivables, the other finance receivables about which credit quality information and the allowance for credit losses are required to be disclosed of ¥37,274 million and ¥40,787 million are included in other current assets, investments and advances and other assets in the consolidated balance sheets at March 31, 2013 and September 30, 2013, respectively. Honda estimates, individually, the collectibility of the other finance receivables based on the financial condition of the debtor. The impaired finance receivables amounted to ¥19,562 million and ¥20,184 million at March 31, 2013 and September 30, 2013, respectively, for which the allowance for credit losses were ¥19,541 million and ¥20,167 million at March 31, 2013 and September 30, 2013, respectively.

Regarding the other finance receivables which are not impaired, there are no past due receivables.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4) Inventories

Inventories at March 31, 2013 and September 30, 2013 are summarized as follows:

	Yen (millions)
	March 31, 2013	September 30, 2013
Finished goods	¥726,034	¥711,920
Work in process	53,035	69,907
Raw materials	436,352	435,148

Total	¥1,215,421	¥1,216,975

(5) Investments and Advances-Other

Investments and advances at March 31, 2013 and September 30, 2013 consist of the following:

	Yen (millions)
	March 31, 2013	September 30, 2013
Current
Corporate debt securities	¥1,553	¥—
Government bonds	—	2,000
Advances	926	1,237
Certificates of deposit	1,550	1,550
Other	10,846	11,287

Total	¥14,875	¥16,074

Investments and advances due within one year are included in other current assets in the consolidated balance sheets.

	Yen (millions)
	March 31, 2013	September 30, 2013
Noncurrent
Auction rate securities	¥6,928	¥6,549
Marketable equity securities	117,110	146,414
Government bonds	2,000	—
U.S. government agency debt securities	1,068	3,715
Non-marketable equity securities accounted for under the cost method
Non-marketable preferred stocks	969	969
Other	10,780	12,392
Guaranty deposits	20,210	19,429
Advances	2,132	2,144
Other	48,483	71,057

Total	¥209,680	¥262,669

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Certain information with respect to available-for-sale securities and held-to-maturity securities at March 31, 2013 and September 30, 2013 are summarized below:

	Yen (millions)
	March 31, 2013	September 30, 2013
Available-for-sale
Cost	¥49,990	¥73,110
Fair value	128,848	181,800
Gross unrealized gains	80,453	109,805
Gross unrealized losses	1,595	1,115

Held-to-maturity
Amortized cost	¥16,511	¥15,496
Fair value	16,556	15,525
Gross unrealized gains	45	29
Gross unrealized losses	—	—

Maturities of debt securities classified as available-for-sale at September 30, 2013 are as follows:

Yen (millions)
Due within one year	¥1,075
Due after one year through five years	10,166
Due after five years through ten years	7,038
Due after ten years	13,196

Total	¥31,475

Maturities of debt securities classified as held-to-maturity at September 30, 2013 are as follows:

Yen (millions)
Due within one year	¥3,692
Due after one year through five years	23
Due after five years through ten years	9,775
Due after ten years	2,006

Total	¥15,496

There were no significant realized gains and losses from available-for-sale securities included in other income (expenses) – other, net for the six months and the three months ended September 30, 2012 and 2013.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Gross unrealized losses on available-for-sale securities and fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position at March 31, 2013 and September 30, 2013 are as follows:

	Yen (millions)
	March 31, 2013		September 30, 2013
	Fair value	Unrealized losses	Fair value	Unrealized losses
Less than 12 months	¥8,778	¥192	¥15,750	¥493
12 months or longer	8,753	1,403	6,910	622

Total	¥17,531	¥1,595	¥22,660	¥1,115

Honda does not believe the decline in fair value of any of its investment securities to be other than temporary, based on factors such as financial and operating conditions of the issuer, the industry in which the issuer operates, degree and period of the decline in fair value and other relevant factors.

There were no held-to-maturity securities in a loss position at March 31, 2013 and September 30, 2013.

(6) Pension and Other Postretirement Benefits

In September 2013, certain consolidated subsidiaries in North America amended their existing defined benefit pension plans, effective January 1, 2014, to reduce the benefits in future periods for their employees on or after January 1, 2014.

This plan amendment resulted in a reduction of the projected benefit obligation and recognition of the prior service benefit at the date of the plan amendment which is amortized over the average remaining service period from the date of the plan amendment. The consolidated subsidiaries also remeasured their projected benefit obligation and the fair value of related plan assets at the date of the plan amendment. The effects of the plan amendment and the remeasurement are recorded in other comprehensive income (loss), net of tax during the three months ending September 30, 2013. This plan amendment had no material impact on the pension costs and contributions to the pension plan for the six months and the three months ended September 30, 2013.

Following this plan amendment, employees of these consolidated subsidiaries may elect to move from the existing defined benefit pension plans to a defined contribution pension plan, and will be required to make this election during the three month period ending December 31, 2013. Depending on the result of their election, a curtailment in the existing defined benefit pension plans may occur during the three months ending December 31, 2013.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(7) Other Comprehensive Income (Loss)

The following tables present the changes in accumulated other comprehensive income (loss) by component for the six months and the three months ended September 30, 2013.

For the six months ended September 30, 2013

	Yen (millions)
	Adjustments from foreign currency translation	Unrealized gains (losses) on available-for-sale securities, net	Unrealized gains (losses) on derivative instruments, net	Pension and other postretirement benefits adjustments	Total
Balance at beginning of period	¥(969,583)	¥44,131	¥(237)	¥(311,103)	¥(1,236,792)
Other comprehensive income (loss) before reclassifications *[1]	165,750	18,225	459	76,301	260,735
Amounts reclassified from accumulated other comprehensive income (loss)	—	225	(113)	5,093	5,205

Net current-period other comprehensive income (loss)	165,750	18,450	346	81,394	265,940

Less: Other comprehensive income attributable to noncontrolling interests	5,097	16	—	87	5,200

Balance at end of period	¥(808,930)	¥62,565	¥109	¥(229,796)	¥(976,052)

*[1]

The tax effects for other comprehensive income (loss) before reclassifications of Pension and other postretirement benefits adjustments include ¥44,862 million loss for the six months ended September 30, 2013.

For the three months ended September 30, 2013

	Yen (millions)
	Adjustments from foreign currency translation	Unrealized gains (losses) on available-for-sale securities, net	Unrealized gains (losses) on derivative instruments, net	Pension and other postretirement benefits adjustments	Total
Balance at beginning of period	¥(788,480)	¥52,800	¥350	¥(308,461)	¥(1,043,791)
Other comprehensive income (loss) before reclassifications *[2]	(23,796)	9,749	109	76,503	62,565
Amounts reclassified from accumulated other comprehensive income (loss)	—	7	(350)	2,206	1,863

Net current-period other comprehensive income (loss)	(23,796)	9,756	(241)	78,709	64,428

Less: Other comprehensive income attributable to noncontrolling interests	(3,346)	(9)	—	44	(3,311)

Balance at end of period	¥(808,930)	¥62,565	¥109	¥(229,796)	¥(976,052)

*[2]

The tax effects for other comprehensive income (loss) before reclassifications of Pension and other postretirement benefits adjustments include ¥44,930 million loss for the three months ended September 30, 2013.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following tables present the reclassifications out of accumulated other comprehensive income (loss) by component for the six months and the three months ended September 30, 2013.

For the six months ended September 30, 2013

Yen (millions)
Details about accumulated other comprehensive income (loss) components	Amounts reclassified from accumulated other comprehensive income (loss)	Affected line items in the statement where net income is presented
Unrealized gains (losses) on available-for-sale securities, net
	¥(347)	Other income (expenses) - Other, net
	122	Income tax expense

	¥(225)	Net income

Unrealized gains (losses) on derivative instruments, net
	¥183	Other income (expenses) - Other, net
	(70)	Income tax expense

	¥113	Net income

Pension and other postretirement benefits adjustments
	¥(7,902)	*
	2,809	Income tax expense

	¥(5,093)	Net income

Total reclassifications for the period	¥(5,205)

For the three months ended September 30, 2013

Yen (millions)
Details about accumulated other comprehensive income (loss) components	Amounts reclassified from accumulated other comprehensive income (loss)	Affected line items in the statement where net income is presented
Unrealized gains (losses) on available-for-sale securities, net
	¥(11)	Other income (expenses) - Other, net
	4	Income tax expense

	¥(7)	Net income

Unrealized gains (losses) on derivative instruments, net
	¥564	Other income (expenses) - Other, net
	(214)	Income tax expense

	¥350	Net income

Pension and other postretirement benefits adjustments
	¥(3,420)	*
	1,214	Income tax expense

	¥(2,206)	Net income

Total reclassifications for the period	¥(1,863)

*	This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(8) Fair Value Measurements

In accordance with the FASB Accounting Standards Codification (ASC) 820 “Fair Value Measurements and Disclosures”, Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety.

The following tables present the assets and liabilities measured at fair value on a recurring basis as of March 31, 2013 and September 30, 2013.

As of March 31, 2013

	Yen (millions)
	Level 1	Level 2	Level 3	Gross fair value	Netting adjustment	Net amount
Assets:
Derivative instruments
Foreign exchange instruments (note 9)	¥—	¥6,538	¥—	¥6,538	¥—	¥—
Interest rate instruments (note 9)	—	32,152	—	32,152	—	—

Total derivative instruments	—	38,690	—	38,690	(18,071)	20,619

Available-for-sale securities
Marketable equity securities	117,110	—	—	117,110	—	117,110
Auction rate securities	—	—	6,928	6,928	—	6,928
Others	584	4,226	—	4,810	—	4,810

Total available-for-sale securities	117,694	4,226	6,928	128,848	—	128,848

Total	¥117,694	¥42,916	¥6,928	¥167,538	¥(18,071)	¥149,467

Liabilities:
Derivative instruments
Foreign exchange instruments (note 9)	¥—	¥(78,934)	¥—	¥(78,934)	¥—	¥—
Interest rate instruments (note 9)	—	(14,639)	—	(14,639)	—	—

Total derivative instruments	—	(93,573)	—	(93,573)	18,071	(75,502)

Total	¥—	¥(93,573)	¥—	¥(93,573)	¥18,071	¥(75,502)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of September 30, 2013

	Yen (millions)
	Level 1	Level 2	Level 3	Gross fair value	Netting adjustment	Net amount
Assets:
Derivative instruments
Foreign exchange instruments (note 9)	¥—	¥7,323	¥—	¥7,323	¥—	¥—
Interest rate instruments (note 9)	—	22,188	—	22,188	—	—

Total derivative instruments	—	29,511	—	29,511	(9,775)	19,736

Available-for-sale securities
Marketable equity securities	146,414	—	—	146,414	—	146,414
Auction rate securities	—	—	6,549	6,549	—	6,549
Others	2,151	26,686	—	28,837	—	28,837

Total available-for-sale securities	148,565	26,686	6,549	181,800	—	181,800

Total	¥148,565	¥56,197	¥6,549	¥211,311	¥(9,775)	¥201,536

Liabilities:
Derivative instruments
Foreign exchange instruments (note 9)	¥—	¥(14,424)	¥—	¥(14,424)	¥—	¥—
Interest rate instruments (note 9)	—	(14,121)	—	(14,121)	—	—

Total derivative instruments	—	(28,545)	—	(28,545)	9,775	(18,770)

Total	¥—	¥(28,545)	¥—	¥(28,545)	¥9,775	¥(18,770)

Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in ASC 210-20 “Balance Sheet-Offsetting” are met.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following tables present the reconciliation during the six months ended September 30, 2012 and 2013 for all Level 3 assets and liabilities measured at fair value on a recurring basis.

For the six months ended September 30, 2012

Yen (millions)
Auction rate securities
Balance at beginning of period	¥6,651
Total realized/unrealized gains or losses
Included in earnings	—
Included in other comprehensive income (loss)	—
Purchases, issuances, settlements and sales
Purchases	—
Issuances	—
Settlements	—
Sales	(8)
Foreign currency translation	(371)

Balance at end of period	¥6,272

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets and liabilities still held at the reporting date
Included in earnings	¥—
Included in other comprehensive income (loss)	—

For the six months ended September 30, 2013

Yen (millions)
Auction rate securities
Balance at beginning of period	¥6,928
Total realized/unrealized gains or losses
Included in earnings	—
Included in other comprehensive income (loss)	99
Purchases, issuances, settlements and sales
Purchases	—
Issuances	—
Settlements	—
Sales	(790)
Foreign currency translation	312

Balance at end of period	¥6,549

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets and liabilities still held at the reporting date
Included in earnings	¥—
Included in other comprehensive income (loss)	—

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The valuation methodologies for the assets and liabilities measured at fair value on a recurring basis are as follows:

Foreign exchange and interest rate instruments (note 9)

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are estimated by using market observable inputs such as spot exchange rates, discount rates and implied volatility. Fair value measurements for foreign currency forward exchange contracts and foreign currency option contracts are classified as Level 2. The fair values of currency swap agreements and interest rate swap agreements are estimated by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. Fair value measurements for these currency swap agreements and interest rate swap agreements are classified as Level 2.

The credit risk of Honda and its counterparties are considered in the valuation of foreign exchange and interest rate instruments.

Marketable equity securities

The fair value of marketable equity securities is estimated by using quoted market prices. Fair value measurement for marketable equity securities is classified as Level 1.

Auction rate securities

The subsidiary’s auction rate securities holdings were AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and United States Government, and are guaranteed about 95% by the United States Government. To estimate fair value of auction rate securities, Honda uses third-party-developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

Honda measured certain investments in affiliates which have quoted market values at fair value on a nonrecurring basis due to the recognition of impairment loss for the year ended March 31, 2013. The fair value of the investments was ¥68,778 million and estimated by using quoted market price. Fair value measurement for the investments is classified as Level 1.

For the six months ended September 30, 2013, Honda does not have significant assets and liabilities measured at fair value on a nonrecurring basis.

Honda has not elected the fair value option for the year ended March 31, 2013 and the six months ended September 30, 2013.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The estimated fair values of significant financial instruments at March 31, 2013 and September 30, 2013 are as follows:

	Yen (millions)
	March 31, 2013		September 30, 2013
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Finance subsidiaries-receivables *	¥4,278,460	¥4,326,333	¥4,725,660	¥4,773,436
Held-to-maturity securities	16,511	16,556	15,496	15,525
Debt	(4,894,188)	(4,966,318)	(5,392,281)	(5,441,695)

*	The carrying amounts of finance subsidiaries-receivables at March 31, 2013 and September 30, 2013 in the table exclude ¥425,870 million and ¥445,311 million, respectively, of direct financing leases, net, classified as finance subsidiaries-receivables in the consolidated balance sheets. The carrying amounts of finance subsidiaries-receivables at March 31, 2013 and September 30, 2013 in the table also include ¥673,193 million and ¥630,580 million of finance receivables classified as trade accounts and notes receivable and other assets in the consolidated balance sheets, respectively.

The estimated fair values have been determined using relevant market information and appropriate valuation methodologies. However, these estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. The effect of using different assumptions and/or estimation methodologies may be significant to the estimated fair values.

The methodologies and assumptions used to estimate the fair values of financial instruments are as follows:

Cash and cash equivalents, trade receivables and trade payables

The carrying amounts approximate fair values because of the short maturity of these instruments.

Finance subsidiaries-receivables

The fair values of retail receivables and commercial loans are estimated by discounting future cash flows using the current rates for these instruments of similar remaining maturities. Given the short maturities of wholesale flooring receivables, the carrying amount of these receivables approximates fair value. Fair value measurements for retail receivables and commercial loans are mainly classified as Level 3.

Held-to-maturity securities

The fair value of Government bonds is estimated by using quoted market prices. Fair value measurement of these Government bonds is classified as Level 1. The fair value of U.S. government agency debt securities is estimated based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurement for these securities is classified as Level 2.

Debt

The fair values of bonds are estimated by using quoted market prices. Fair value measurement of these bonds is mainly classified as Level 1. The fair values of short-term loans and long-term loans are estimated by discounting future cash flows using interest rates currently available for loans of similar terms and remaining maturities. Fair value measurements for these loans are mainly classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9) Risk Management Activities and Derivative Financial Instruments

Honda uses derivative financial instruments in the normal course of business to reduce their exposure to fluctuations in foreign exchange rates and interest rates (note 8). Currency swap agreements are used to manage currency risk exposure on foreign currency denominated debt. Foreign currency forward exchange contracts and purchased option contracts are used to hedge currency risk of sale commitments denominated in foreign currencies (principally U.S. dollars). Foreign currency written option contracts are entered into in combination with purchased option contracts to offset premium amounts to be paid for purchased option contracts. Interest rate swap agreements are mainly used to manage interest rate risk exposure and to convert floating rate financing, such as commercial paper, to (normally three-five years) fixed rate financing in order to match financing costs with income from finance receivables. These instruments involve, to varying degrees, elements of credit, exchange rate and interest rate risks in excess of the amount recognized in the consolidated balance sheets.

The aforementioned instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Honda minimizes the risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management of Honda does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default. Honda currently does not require or place collateral for these financial instruments with any counterparties.

Contract amounts outstanding for foreign currency forward exchange contracts, foreign currency option contracts and currency swap agreements and the notional principal amounts of interest rate swap agreements at March 31, 2013 and September 30, 2013 are as follows:

Derivatives designated as hedging instruments

	Yen (millions)
	March 31, 2013	September 30, 2013
Foreign currency forward exchange contracts	¥23,324	¥28,167

Total foreign exchange instruments	¥23,324	¥28,167

Derivatives not designated as hedging instruments

	Yen (millions)
	March 31, 2013	September 30, 2013
Foreign currency forward exchange contracts	¥724,435	¥548,600
Foreign currency option contracts	4,145	4,352
Currency swap agreements	337,254	327,427

Total foreign exchange instruments	¥1,065,834	¥880,379

Interest rate swap agreements	¥4,063,289	¥4,290,123

Total interest rate instruments	¥4,063,289	¥4,290,123

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Cash flow hedge

The Company applies hedge accounting for certain foreign currency forward exchange contracts related to forecasted foreign currency transactions between the Company and its subsidiaries. Changes in the fair value of derivative financial instruments designated as cash flow hedges are recognized in other comprehensive income (loss). The amounts are reclassified into earnings in the same period when forecasted hedged transactions affect earnings. The amounts recognized in accumulated other comprehensive income (loss) at March 31, 2013 and September 30, 2013 were ¥237 million loss and ¥109 million income, respectively. All amounts recorded in accumulated other comprehensive income (loss) as of September 30, 2013 are expected to be recognized in earnings within the next twelve months.

The period that hedges the changes in cash flows related to the risk of foreign currency rate is at most around two months. There are no derivative financial instruments where hedge accounting has been discontinued due to the forecasted transaction no longer being probable. The Company excludes financial instruments’ time value component from the assessment of hedge effectiveness. There is no portion of hedging instruments that has been assessed ineffective.

Derivative financial instruments not designated as accounting hedges

Changes in the fair value of derivative financial instruments not designated as accounting hedges are recognized in earnings in the period of the change.

The estimated fair values of derivative instruments at March 31, 2013 and September 30, 2013 are as follows:

As of March 31, 2013

Derivatives designated as hedging instruments

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥—	¥(211)	¥—	¥—	¥(211)

Derivatives not designated as hedging instruments

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥6,538	¥(78,723)	¥(1,534)	¥(314)	¥(70,337)
Interest rate instruments	32,152	(14,639)	3,907	18,560	(4,954)

Total	¥38,690	¥(93,362)	¥2,373	¥18,246	¥(75,291)

Netting adjustment	(18,071)	18,071

Net amount	¥20,619	¥(75,291)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of September 30, 2013

Derivatives designated as hedging instruments

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥24	¥—	¥24	¥—	¥—

Derivatives not designated as hedging instruments

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥7,299	¥(14,424)	¥4,952	¥(488)	¥(11,589)
Interest rate instruments	22,188	(14,121)	1,075	14,173	(7,181)

Total	¥29,487	¥(28,545)	¥6,027	¥13,685	¥(18,770)

Netting adjustment	(9,775)	9,775

Net amount	¥19,712	¥(18,770)

Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in the FASB Accounting Standards Codification (ASC) 210-20 “Balance Sheet-Offsetting” are met.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The pre-tax effects of derivative instruments on the Company’s results of operations for the six months and the three months ended September 30, 2012 and 2013 are as follows:

For the six months ended September 30, 2012

Derivatives designated as hedging instruments

Cash flow hedge:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments	¥192	Other income (expenses) - Other, net	¥(369)	Other income (expenses) - Other, net	¥(279)

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses) - Other, net	¥23,193
Interest rate instruments	Other income (expenses) - Other, net	4,252

Total		¥27,445

For the six months ended September 30, 2013

Derivatives designated as hedging instruments

Cash flow hedge:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments	¥740	Other income (expenses) - Other, net	¥183	Other income (expenses) - Other, net	¥(85)

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses) - Other, net	¥(13,151)
Interest rate instruments	Other income (expenses) - Other, net	(8,627)

Total		¥(21,778)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the three months ended September 30, 2012

Derivatives designated as hedging instruments

Cash flow hedge:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments	¥264	Other income (expenses) - Other, net	¥(72)	Other income (expenses) - Other, net	¥13

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses) - Other, net	¥10,248
Interest rate instruments	Other income (expenses) - Other, net	(162)

Total		¥10,086

For the three months ended September 30, 2013

Derivatives designated as hedging instruments

Cash flow hedge:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments	¥176	Other income (expenses) - Other, net	¥564	Other income (expenses) - Other, net	¥(151)

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses) - Other, net	¥10,168
Interest rate instruments	Other income (expenses) - Other, net	(3,598)

Total		¥6,570

The gains and losses are included in other income (expenses) – other, net on a net basis with related items, such as foreign currency translation.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(10) Contingent Liabilities

Honda has entered into various guarantee and indemnification agreements. At March 31, 2013 and September 30, 2013, Honda has guaranteed ¥26,475 million and ¥25,843 million of bank loans of employees for their housing costs, respectively. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults at March 31, 2013 and September 30, 2013 are ¥26,475 million and ¥25,843 million, respectively. At September 30, 2013, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Honda warrants its products for specific periods of time. Product warranties vary depending upon the nature of the product, the geographic location of its sale and other factors.

The changes in provisions for those product warranties for the year ended March 31, 2013 and the six months ended September 30, 2013 are as follows:

	Yen (millions)
	March 31, 2013	September 30, 2013
Balance at beginning of period	¥170,562	¥208,033
Warranty claims paid during the period	(64,942)	(51,951)
Liabilities accrued for warranties issued during the period	97,108	60,570
Changes in liabilities for pre-existing warranties during the period	(8,583)	3,581
Foreign currency translation	13,888	5,178

Balance at end of period	¥208,033	¥225,411

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and accrued liabilities. Punitive damages are claimed in certain of these lawsuits. Honda is also subject to potential liability under other various lawsuits and claims. Honda recognizes an accrued liability for loss contingencies when it is probable that an obligation has been incurred and the amount of loss can be reasonably estimated. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recorded for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel. After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position, results of operations or cash flows.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(11) Information Related to Honda Motor Co., Ltd. Shareholders’ Equity

For the six months ended September 30, 2012

(a)	Information concerning dividends

1.	Dividend payout

Resolution	The ordinary general meeting of shareholders on June 21, 2012
Type of shares	Common stock
Total amount of dividends (million yen)	27,034
Dividend per share of common stock (yen)	15.00
Record date	March 31, 2012
Effective date	June 22, 2012
Resource for dividend	Retained earnings

Resolution	The board of directors meeting on July 31, 2012
Type of shares	Common stock
Total amount of dividends (million yen)	34,243
Dividend per share of common stock (yen)	19.00
Record date	June 30, 2012
Effective date	August 24, 2012
Resource for dividend	Retained earnings

2.	Dividends payable of which record date was in the six months ended September 30, 2012, effective after the period

Resolution	The board of directors meeting on October 29, 2012
Type of shares	Common stock
Total amount of dividends (million yen)	34,243
Dividend per share of common stock (yen)	19.00
Record date	September 30, 2012
Effective date	November 27, 2012
Resource for dividend	Retained earnings

(b)	Significant changes in Honda Motor Co., Ltd. shareholders’ equity

None

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the six months ended September 30, 2013

(a)	Information concerning dividends

1.	Dividend payout

Resolution	The ordinary general meeting of shareholders on June 19, 2013
Type of shares	Common stock
Total amount of dividends (million yen)	34,243
Dividend per share of common stock (yen)	19.00
Record date	March 31, 2013
Effective date	June 20, 2013
Resource for dividend	Retained earnings

Resolution	The board of directors meeting on July 31, 2013
Type of shares	Common stock
Total amount of dividends (million yen)	36,045
Dividend per share of common stock (yen)	20.00
Record date	June 30, 2013
Effective date	August 26, 2013
Resource for dividend	Retained earnings

2.	Dividends payable of which record date was in the six months ended September 30, 2013, effective after the period

Resolution	The board of directors meeting on October 30, 2013
Type of shares	Common stock
Total amount of dividends (million yen)	36,045
Dividend per share of common stock (yen)	20.00
Record date	September 30, 2013
Effective date	November 28, 2013
Resource for dividend	Retained earnings

(b)	Significant changes in Honda Motor Co., Ltd. shareholders’ equity

None

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(12) Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research & Development Manufacturing Sales and related services

Financial Services Business	Financial, insurance services	Retail loan and lease related to Honda products Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research & Development Manufacturing Sales and related services Others

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Segment Information

As of and for the six months ended September 30, 2012

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥656,364	¥3,656,723	¥261,679	¥132,429	¥4,707,195	¥—	¥4,707,195
Intersegment	—	7,832	5,517	4,818	18,167	(18,167)	—

Total	¥656,364	¥3,664,555	¥267,196	¥137,247	¥4,725,362	¥(18,167)	¥4,707,195

Segment income (loss)	¥62,202	¥137,798	¥79,114	¥(2,234)	¥276,880	¥—	¥276,880

Assets	¥904,173	¥4,952,109	¥5,577,763	¥284,572	¥11,718,617	¥(264,190)	¥11,454,427
Depreciation and amortization	¥17,701	¥133,051	¥118,872	¥4,203	¥273,827	¥—	¥273,827
Capital expenditures	¥26,653	¥230,473	¥417,058	¥6,780	¥680,964	¥—	¥680,964

As of and for the six months ended September 30, 2013

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥814,959	¥4,425,595	¥335,412	¥148,350	¥5,724,316	¥—	¥5,724,316
Intersegment	—	8,590	5,159	5,557	19,306	(19,306)	—

Total	¥814,959	¥4,434,185	¥340,571	¥153,907	¥5,743,622	¥(19,306)	¥5,724,316

Segment income (loss)	¥88,124	¥176,530	¥91,228	¥532	¥356,414	¥—	¥356,414

Assets	¥1,220,606	¥5,906,273	¥7,404,632	¥334,588	¥14,866,099	¥(357,905)	¥14,508,194
Depreciation and amortization	¥22,110	¥188,703	¥165,122	¥5,135	¥381,070	¥—	¥381,070
Capital expenditures	¥26,147	¥294,398	¥584,140	¥6,632	¥911,317	¥—	¥911,317

For the three months ended September 30, 2012

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥309,714	¥1,766,213	¥130,400	¥64,959	¥2,271,286	¥—	¥2,271,286
Intersegment	—	3,582	2,770	2,330	8,682	(8,682)	—

Total	¥309,714	¥1,769,795	¥133,170	¥67,289	¥2,279,968	¥(8,682)	¥2,271,286

Segment income (loss)	¥25,400	¥37,137	¥38,277	¥53	¥100,867	¥—	¥100,867

For the three months ended September 30, 2013

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥418,089	¥2,229,004	¥170,016	¥73,112	¥2,890,221	¥—	¥2,890,221
Intersegment	—	4,186	2,567	2,839	9,592	(9,592)	—

Total	¥418,089	¥2,233,190	¥172,583	¥75,951	¥2,899,813	¥(9,592)	¥2,890,221

Segment income (loss)	¥45,542	¥80,153	¥46,585	¥(829)	¥171,451	¥—	¥171,451

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Explanatory notes:

1.	Segment income (loss) of each segment is measured in a consistent manner with consolidated operating income, which is income before income taxes and equity in income of affiliates before other income (expenses). Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.	Assets of each segment are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

4.	Unallocated corporate assets, included in reconciling items, amounted to ¥228,945 million as of September 30, 2012 and ¥300,860 million as of September 30, 2013, respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of intersegment transactions.

5.	Depreciation and amortization of Financial services business include ¥118,213 million for the six months ended September 30, 2012 and ¥164,334 million for the six months ended September 30, 2013, respectively, of depreciation of property on operating leases.

6.	Capital expenditure of Financial services business includes ¥416,447 million for the six months ended September 30, 2012 and ¥582,206 million for the six months ended September 30, 2013, respectively, of purchase of operating lease assets.

7.	The amounts of Assets and Depreciation and amortization for the six months ended September 30, 2012 have been corrected from the amounts previously disclosed.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Supplemental Geographical Information

In addition to the disclosure required by U.S. GAAP, Honda provides the following supplemental information in order to provide financial statements users with additional useful information:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the six months ended September 30, 2012

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥999,565	¥2,147,345	¥247,479	¥873,541	¥439,265	¥4,707,195	¥—	¥4,707,195
Transfers between geographic areas	932,179	122,128	44,971	178,730	10,749	1,288,757	(1,288,757)	—

Total	¥1,931,744	¥2,269,473	¥292,450	¥1,052,271	¥450,014	¥5,995,952	¥(1,288,757)	¥4,707,195

Operating income (loss)	¥91,025	¥108,966	¥(16,359)	¥68,154	¥22,819	¥274,605	¥2,275	¥276,880

Assets	¥3,106,694	¥6,136,429	¥481,588	¥1,170,618	¥615,405	¥11,510,734	¥(56,307)	¥11,454,427
Long-lived assets	¥1,085,389	¥2,000,980	¥106,766	¥301,710	¥127,950	¥3,622,795	¥—	¥3,622,795

As of and for the six months ended September 30, 2013

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥938,540	¥2,790,218	¥313,679	¥1,167,258	¥514,621	¥5,724,316	¥—	¥5,724,316
Transfers between geographic areas	1,051,814	183,003	36,778	233,363	6,547	1,511,505	(1,511,505)	—

Total	¥1,990,354	¥2,973,221	¥350,457	¥1,400,621	¥521,168	¥7,235,821	¥(1,511,505)	¥5,724,316

Operating income (loss)	¥111,468	¥117,887	¥(23,314)	¥113,775	¥24,066	¥343,882	¥12,532	¥356,414

Assets	¥3,234,347	¥8,239,650	¥619,640	¥1,751,665	¥747,168	¥14,592,470	¥(84,276)	¥14,508,194
Long-lived assets	¥1,210,069	¥2,735,896	¥128,953	¥489,710	¥154,364	¥4,718,992	¥—	¥4,718,992

For the three months ended September 30, 2012

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥487,603	¥991,793	¥125,461	¥442,879	¥223,550	¥2,271,286	¥—	¥2,271,286
Transfers between geographic areas	437,483	62,969	19,110	96,582	6,122	622,266	(622,266)	—

Total	¥925,086	¥1,054,762	¥144,571	¥539,461	¥229,672	¥2,893,552	¥(622,266)	¥2,271,286

Operating income (loss)	¥30,047	¥26,749	¥(8,725)	¥36,404	¥10,542	¥95,017	¥5,850	¥100,867

For the three months ended September 30, 2013

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥505,002	¥1,384,716	¥154,810	¥568,889	¥276,804	¥2,890,221	¥—	¥2,890,221
Transfers between geographic areas	509,468	87,197	19,665	124,989	3,645	744,964	(744,964)	—

Total	¥1,014,470	¥1,471,913	¥174,475	¥693,878	¥280,449	¥3,635,185	¥(744,964)	¥2,890,221

Operating income (loss)	¥49,281	¥46,029	¥(13,574)	¥60,020	¥18,651	¥160,407	¥11,044	¥171,451

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Belgium, Russia
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Operating income (loss) of each geographical region is measured in a consistent manner with consolidated operating income, which is income before income taxes and equity in income of affiliates before other income (expenses).

3.	Assets of each geographical region are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets.

4.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

5.	Unallocated corporate assets, included in reconciling items, amounted to ¥228,945 million as of September 30, 2012 and ¥300,860 million as of September 30, 2013, respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

6.	The amounts of Assets for the six months ended September 30, 2012 have been corrected from the amounts previously disclosed.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(13) Per Share Data

Basic net income attributable to Honda Motor Co., Ltd. per common share and the bases of computation are as follows:

For the six months ended September 30, 2012 and 2013

	Yen
	September 30, 2012	September 30, 2013
Basic net income attributable to Honda Motor Co., Ltd. per common share	¥118.71	¥134.75

	Yen (millions)
	September 30, 2012	September 30, 2013
The bases of computation
Net income attributable to Honda Motor Co., Ltd.	¥213,956	¥242,867
Amount not applicable to common stock	—	—
Net income attributable to Honda Motor Co., Ltd. applicable to common stock	¥213,956	¥242,867
Weighted average number of common shares	1,802,299,302 shares	1,802,295,981 shares

* Diluted net income attributable to Honda Motor Co., Ltd. per common share is not provided as there is no potential dilution effect.

For the three months ended September 30, 2012 and 2013

	Yen
	September 30, 2012	September 30, 2013
Basic net income attributable to Honda Motor Co., Ltd. per common share	¥45.63	¥66.79

	Yen (millions)
	September 30, 2012	September 30, 2013
The bases of computation
Net income attributable to Honda Motor Co., Ltd.	¥82,233	¥120,368
Amount not applicable to common stock	—	—
Net income attributable to Honda Motor Co., Ltd. applicable to common stock	¥82,233	¥120,368
Weighted average number of common shares	1,802,299,148 shares	1,802,295,360 shares

* Diluted net income attributable to Honda Motor Co., Ltd. per common share is not provided as there is no potential dilution effect.

Honda Begins Construction of New Automobile Production Plant in Brazil

- Operation to start with the all-new Fit in two years -

SÃO PAULO, Brazil, November 26, 2013 - Honda Automoveis do Brasil Ltda. (HAB), the Honda automobile production and sales subsidiary in Brazil, held a ceremony to mark the start of construction of its new automobile production plant in the city of Itirapina in the state of Sao Paulo (approximately 200km northwest of the city of Sao Paulo). The ceremony was attended by approximately 300 guests, including the Governor of Sao Paulo State, government and community officials, suppliers to Honda, as well as Takanobu Ito, President & CEO of Honda Motor Co., Ltd.

With an annual production capacity of 120,000 units, the new plant is scheduled to become operational in two years, in 2015. Including the acquisition of the 5.8 million square meter (m2) site, the purchase of equipment and construction of the plant building, the total investment for the new plant is expected to be approximately 1 billion Brazilian Reais (approximately 43 billion yen*). The new plant will employ approximately 2,000 associates. HAB plans to begin production at the new plant with the all-new Fit, and then increase the model line-up for production of Fit-class compact vehicles, for which demand is high on a global basis. As a part of HAB’s efforts to address environmental concerns, the new plant will employ shorter production processes and introduce the latest technologies in the painting process. Moreover, HAB will strive to establish a highly efficient production system at the new plant through various approaches including making the optimal use of automation technologies.

Combining the production capacity of the new plant with the existing plant in Sumare, HAB’s total annual automobile production capacity will double from the current 120,000 units to 240,000 units. Moreover, with the goal to strengthen local development capabilities in Brazil, Honda is establishing a new automobile R&D center within the plant in Sumare, which will start full-scale operations by the end of this year. The strengthened local development capability will enable Honda to deliver an increasing number of attractive products developed to accommodate the needs of local customers in Brazil. With the enhancement of the product lineup and doubling of the production capacity, Honda will further expand its automobile sales in South America.

*	Calculated based on the exchange rate of 1 Brazilian real = 43 yen

For details, please refer to the website of Honda Motor Co., Ltd

http://world.honda.com/news/2013/c131126New-Automobile-Plant-Brazil/index.html